OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

October 21, 2016

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Revenue Weighted ETF Trust (SEC File 811-21993)

Dear Ms. Lithotomos:

Below please find a response to your comments received on September 7, 2016 to Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer ESG Revenue ETF and Oppenheimer Global ESG Revenue ETF (each a “Fund” and together, the “Funds”), each a series of Oppenheimer Revenue Weighted ETF Trust (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Confirm that the Trust conforms to its exepmtive order.

The Trust confirms that it conforms to the exemptive order.

2.	Please provide supplementally the pro forma fees and expenses for each of the Funds.

The pro forma fees and expenses have been provided supplementally.

3.	If there is no Distribution and Service Plan pursuant to Rule 12b-1, please remove the line item
“Distribution and Service (12b-1) Fees” from the fee table. If there is such a plan, put zero in the fee table for this item.

A zero will be included in the fee table for this line item.

4.	(i) In footnote 2 to the fee table, please add language that the fee waiver and/or expense reimbursement agreement can only be approved by the Board.

This disclosure has been added.

(ii) Clarify that the amount of any recoupment is limited to the lesser of the expense caps at the time of the waiver and also at the time of the recoupment.

The disclosure has been amended to clarify that the amount of any recoupment will not exceed any current expense cap or an expense cap that existed during the period for which expenses are recouped.

5.	In each Fund’s summary section, disclose that the Fund is a new Fund and therefore there is no portfolio turnover.

There are several instances in the Prospectus and SAI that indicate that the Fund has not yet commenced operations. We believe it is not necessary to repeat this language in the “Portfolio Turnover” disclosure on pages 3 and 7 of the Prospectus.

6.	Is there a strategy involving market capitalization for each Fund? If so, disclose in the Principal Investment Strategies. If not, disclose that there is not such a strategy.

There is no strategy regarding market capitalization for the Funds. The Principal Investment Strategies of each Fund disclose that the securities in the respective Underlying Index are weighted according to revenue earned. Therefore, the Funds do not believe it is necessary to disclose that the securities are not weighted according to market capitalization.

7.	For the Oppenheimer ESG Revenue ETF, does the Fund invest in domestic equity only? If not, add a risk of foreign investing.

The Oppenheimer ESG Revenue ETF invests only in securities that are included in the Fund’s Benchmark Index, the S&P 500 Index, which includes only domestic equity.

8.	Is the Underlying Index an affiliated index? If so, disclose this information.

Each Underlying Index is constructed by an unaffiliated third-party provider. This information is disclosed in the Funds’ Prospectus in the section titled “Management of the Funds—The Underlying Indexes.”

9.	Who constructs each Underlying Index? Disclose this information.

S&P Dow Jones Indices constructs the Underlying Index for the Oppenheimer ESG Revenue ETF and MSCI, Inc. constructs the Underlying Index for the Oppenheimer Global ESG Revenue ETF. The name of each provider has been disclosed in the Prospectus and Statement of Additional Information.

10.	The paragraph in the Principal Investment Strategies that describes the Underlying Index is sufficiently vague that we cannot be assured that each Underlying Index is rules based.

(i)	Please provide supplemental disclosure on the construction of the Underlying Index in the form of a White Paper.

Supplemental disclosure on the construction of the Underlying Index has been provided.

(ii)	Please add disclosure on the universe of stocks in each Underlying Index, specifying whether the universe is domestic or global, or based on another index.

The universe of stocks from which each Underlying Index is constructed is the S&P 500 Index for the Oppenheimer ESG Revenue ETF and the MSCI All Country World Index for the Oppenheimer Global ESG Revenue ETF. This disclosure is included as part of each Fund’s Principal Investment Strategies.

(iii)	Please disclose the name of the environmental, social and governance (ESG) score provider.

The ESG score provider is Sustainalytics for the Oppenheimer ESG Revenue ETF and MSCI, Inc. for the Oppenheimer Global ESG Revenue ETF. This has been disclosed in the Prosepctus.

(iv)	Please define what it means to be “re-weighted against industry-based biases.”

Re-weighted against industry-based biases means that each company’s ESG score is weighted according to that company’s industry. The weightings therefore reflect the potential ESG impact of industries across key areas and the time horizon associated with ESG risks. This term has been revised in the Prospectus.

(v)	Please include disclosure regarding what comprises the predetermined criteria.

Disclosure regarding what comprises the predetermined criteria has been added to each Fund’s Principal Investment Strategies.

11.	In the Principal Investment Strategies, each Fund should have an 80% policy regarding ESG companies. Please add this disclosure.

The Funds believe that ESG investing is an investment style, and that ESG is not a defined category or type of security, and therefore the Funds are not subject to Rule 35d-1. Therefore, an 80% policy regarding ESG companies is not necessary.

12.	If appropriate, please add a risk of the absence of active markets to the Funds’ Prospectus.

The risks of absence of active markets is described in the sections titled “Principal Risks—Market Trading Risk” and “Principal Risks-Authorized Participant Concentration Risk.”

13.	If appropriate, please add a risk of liquidity to the Funds’ Prospectus.

The Funds do not believe it is appropriate to add a risk of liquidity to the Funds’ Prospectus.

14.	The name of the Oppenheimer Global ESG Revenue ETF includes the word “Global.” Given that the word “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act of 1940 (the “Investment Company Act”) Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States. Also confirm that the Fund will comply with Rule 35d-1 under the Investment Company Act.

The Adopting Release for Rule 35d-1 indicates that the term “global” connotes diversification among investments “in a number of different countries throughout the world.” See Investment Company Names, Rel. No. IC-24828, note 42 (Jan. 17, 2001) (“Adopting Release”). While Commission staff has indicated to fund registrants that one way to describe how a fund using the term “global” will invest globally is to invest at least 40% of its assets outside the United States, the Commission has acknowledged in discussions with the Investment Company Institute that this approach is not compulsory. See Memorandum from the ICI on SEC Staff Comments on Fund Names (June 4, 2012). In light of the Staff’s acknowledgement, and consistent with its comments in note 42 of the Adopting Release, we believe the following disclosure, in relevant part, expressly describes how the Fund intends to invest globally:

The Fund seeks to achieve its investment objective by attempting to replicate the portfolio of the OFI Revenue Weighted Global ESG Index (the “Underlying Index”). The Underlying Index is constructed by selecting companies from within the Benchmark Index [the MSCI All Country World Index]….”

Because the Fund seeks to replicate the Underlying Index, which is constructed by selecting companies from within the MSCI All Country World Index, the Fund will necessarily include investments that are tied economically to a number of countries throughout the world.

15.	In the Prospectus section titled “Strategies Specific to Each Fund” please add more detail and explicit disclosure regarding the ESG factors and tests, consistent with Rule 35d-1.

The Funds believe that ESG investing is an investment style, and that ESG is not a defined category or type of security, and therefore the Funds are not subject to Rule 35d-1.

Factors used to evaluate the ESG nature of a particular company are listed in the Prospectus section titled “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Strategies Specific to Each Fund.”

16.	Explain how the various ESG factors are identified and quantified. Please provide this supplementally in a White Paper for each Underlying Index separately.

Supplemental information that explains how the various ESG factors are identified and quantified has been provided.

17.	If there should be a risk of investing in ESG stocks included in the Prospectus please add this disclosure.

The risks of investing in ESG stocks are described in the section titled “Principal Risks—ESG Investing Strategy Risk” and “Principal Risk Factors—ESG Investing Strategy Risk.”

18.	In the description of the Underlying Index construction for the Oppenheimer Global ESG Revenue ETF, the word “discretion” is problematic. Additionally, disclose the index provider for this Fund.

The index provider, MSCI, Inc., uses a number of factors to rank companies based on ESG practices. MSCI may change these factors from time to time. The disclosure has been revised to remove the word “discretion” and to clarify this information.

The name of the index provider has been disclosed in the Fund’s Prospectus and Statement of Additional Information.

19.	In the Statement of Additional Information, there is no concentration restriction included in the fundamental policies.

The concentration restriction was inadvertently included within the bullet point (v.) regarding the restriction on issuing senior securities. This has been corrected and the concentration restriction is now its own bullet point (vi.).

20.	In the Statement of Additional Information, please add a statement that to change the non-fundamental policies requires 60 days’ notice to shareholders.

This disclosure has been added.

21.	In the Statement of Additional Information, the table under the section “Trustees and Officers of the Trust—Biographical Information” should only include occupations within the past five years. Please revise accordingly.

As a threshold matter, we believe Form N-1A allows for the inclusion of information in the SAI that is additional beyond the information the Form specifically requires. Thus, we read Form N-1A’s reference to the “5 years” timeframe as denoting the minimum amount of information required by it; not as providing an “up to” or “only” 5 years requirement. It is quite frequently the case that officers and directors/trustees may have relevant experience that elucidates for an investor the officer’s or director/trustee’s experience, expertise and knowledge with respect to the Fund and its investments, the market and the industry. We believe this is particularly pertinent for directors/trustees (e.g., we believe it is helpful for investors to be aware of relevant experience with another mutual fund complex, or with a service provider in the fund industry, even if beyond five years).

Consequently, for purposes of the table, we do not wish to restrict officers and directors/trustees relevant information solely to the past 5 years.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Emily Ast

Emily Ast

Vice President & Assistant Counsel

Tel.:212-232-5086

cc: Ropes & Gray LLP

Taylor V. Edwards, Esq.